October 24, 2005



Mr. Timothy A. Larkin
Executive Vice President, Chief Financial Officer and Chief
Accounting Officer
Warren Resources, Inc.
489 Fifth Avenue, 32nd Floor
New York, NY  10017

	Re:   Warren Resources, Inc.
 	         Registration Statement on Form S-3
     	         Filed June 15, 2005
      	         Form 10-K for Fiscal Year Ended December 31,
2004
	         Filed March 17, 2005
Response Letters Dated August 1, 2005, September 8, 2005 and
September 22, 2005
  	         File No. 0-33275


Dear Mr. Larkin :

      We have reviewed your response letters and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets

8% Convertible Preferred Stock, page F-3

1. We have reviewed your response letter dated September 22, 2005 regarding your view that your right to settle the 8% Convertible Preferred Stock in common shares is the more economic alternative at all times, and permanent equity classification of the preferred stock is appropriate. We disagree with this conclusion. The staff believes the redemption feature, which allows you to redeem the convertible preferred stock in cash at the $12 per share redemption amount, or in common shares, equal to 125% of the cash redemption price (and subject to a floor and a cap), results in a situation where at times the company would economically choose to settle in cash as opposed to common shares. In particular, we believe the company would economically choose to settle in cash when the company`s stock price is above $15 per share since settling in common shares, after considering the floor on the number of shares to be issued, would be uneconomic as compared to settling in cash.

As a result of the above, we believe the company would be required to bifurcate the redemption feature from the preferred stock host and account for this feature as a derivative liability under SFAS 133. The derivative liability should be recorded at fair value, with changes in fair value recorded in earnings each period. The preferred stock host would be classified as temporary equity and would be accreted up to the cash redemption price through the earliest redemption date. We note that prior to the company`s initial public equity offering in December 2004, it appears the company may not meet all of the criteria for bifurcation under paragraph 12 of SFAS 133 (most notably the net settlement criteria under paragraph 6(c) of SFAS 133) and thus would not be required to bifurcate the redemption feature until the initial public offering closed and the company`s common shares began trading on an exchange.
If true, prior to December 2004, we believe the company would be required to account for the convertible preferred stock pursuant to
ASR 268. We believe the convertible preferred stock should be classified as temporary equity pursuant to ASR 268 since at times the company would be economically compelled to redeem the convertible preferred stock using cash.

We understand from our telephone conference on October 21, 2005 that you believe the impact of the above conclusion is not material.
If
true, please provide us with a complete SAB 99 analysis supporting this conclusion, including calculations of the quantitative impacts of the accounting revisions on net income, earnings per share and related balance sheet classifications. Alternatively, if you disagree with the staff`s conclusion on this matter, please tell us why.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3684 with any other questions.


								Sincerely,



								April Sifford
								Branch Chief

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Mr. Timothy A. Larkin
Warren Resources, Inc.
October 24, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010